June 18, 2025

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

       Re: Alps Global Holding Pubco
           Amendment No. 4 to Registration Statement on Form F-4
           Filed June 9, 2025
           File No. 333-284035
Dear Say Leong Lim and Tham Seng Kong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2025 letter.
 June 18, 2025
Page 2



Amendment No. 4 to Registration Statement on Form F-4
Financial Statements for Globalink Investment Inc. for the Period Ended March 31, 2025
Note 5. Related Party Transactions, page F-31

1. We note that you had two debt transactions in which the terms were modified and for which you determined that extinguishment accounting should be used. Specifically, the March 24, 2025 transaction related to advances from the affiliate of the sponsor and the March 5, 2025 transaction with Public Gold Marketing Sdn Bhd. Please help us better understand how you determined the appropriate accounting for these transactions pursuant to ASC 470-50, including how you determined it should be treated as an extinguishment. Please also address how you determined that the gain should be considered a debt discount and amortized over the expected term of the notes. Refer to ASC 470-50-40-2 which indicates that the difference between the reacquisition price of debt and the net carrying amount of the extinguished debt shall be recognized currently in income in the period of extinguishment as losses or gains and identified as a separate item. This guidance also notes that gains shall not be amortized to future periods and that extinguishment transactions between related entities may be in essence capital transactions. Please advise. Financial Statements of Alps Global Holding Pubco, page F-103

2. As it appears that it has been more than a year since the incorporation of Alps Global
       Holding Pubco (Pubco) on May 14, 2024, we remind you that the Pubco is no longer eligible to continue to rely on the financial statement accommodation for a foreign private issuer that has been in existence less than a year to include an audited balance sheet that is no more than nine months old as well as the corresponding audited
       statements of comprehensive income, stockholders    equity and cash
flows for the
       period from the date of inception to the date of the audited balance sheet. Please revise to disclose the Pubco's fiscal year end and provide updated financial statements accordingly.
Exhibits

3. Please include currently dated auditor consents. There appears to only be a currently dated auditor consent for Globalink Investment Inc.
4. Please refile Exhibit 10.43 in proper text-searchable format. It appears that the exhibit is currently filed as an image. For guidance, please refer to Item 301 of Regulation S-
       T.
       Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.
 June 18, 2025
Page 3



                               Sincerely,

                               Division of Corporation Finance
                               Office of Industrial Applications and
                               Services
cc:   Jenny Chen-Drake, Esq.